September 12, 2005


Via Facsimile (713) 229-1522

Gene J. Oshman, Esq.
Baker Botts L.L.P.
3000 One Shell Plaza
910 Louisiana
Houston, Texas 77002
(713) 229-1234

RE:	EGL, Inc.
      Schedule TO-I filed August 30, 2005
	File No. 005-49709

Dear Mr. Oshman:

      We have the following comments on the above-referenced filing:

Schedule TO-I
General

1. We note that your amendment to the Schedule TO-I, filing Exhibit (a)(1)(vi), the Letter to Participants in EGL`s Employee Stock Purchase Plan, was filed September 6, 2005. Please tell us when the letter was provided to the employee stock purchase plan holders. We note that the letter is dated August 31, 2005. If the letter was not provided to holders on August 31, 2005, please tell us how, given such circumstances, this tender offer shall remain open until the expiration of at least twenty business days from its commencement, as required by Rule 13e-4(f)(1)(i) given your current expiration time and date of 5:00 pm on September 28, 2005. Please see Rule 13e-4(a)(4).

Forward-Looking Statements, page 7

2. We reference your statement that except as required by law, you "are not under any obligation and do not undertake to make publicly available any update or other revision to any of these forward-looking statements to reflect circumstances existing after the date of this Offer to Purchase or to reflect the occurrence of future events even if experience or future changes make it clear that any projected results expressed or implied herein or in any other document will not be realized." Under certain circumstances you may incur an obligation to revise the offer materials to reflect any material changes in the information disseminated to option holders pursuant to Rule 13e-4(e)(3). Please tell us your plans in this regard.

Determination of Validity. . . . page 21

3. We note your statement that your "interpretation of the terms of the tender offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document, including, but not limited to, the last sentence of your section entitled "Conditions of the Tender Offer."

Conditions of the Tender Offer, page 24

4. Please note that it is our position that a tender offer subject to a financing condition must remain open for at least five business days after the financing condition has been waived or satisfied. Please tell us your plans in this regard.

5. In the first paragraph you state that you may terminate this offer if one of the listed events occurs and you determine in your reasonable judgment that the occurrence of the event makes it inadvisable to proceed with the offer. You have the right to decide whether to terminate or proceed with your offer if a listed offer condition is "triggered." However, if you go forward with the offer despite the occurrence of one of the listed events, you must waive the applicable condition. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. You may not use the language in the first paragraph of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding in a supplemental response.

6. We refer to the first sentence of the first paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase "regardless of the circumstances giving rise to such event" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise the disclosure found here and in the last paragraph. Please make corresponding revisions throughout your document including, but not limited to, the first sentence of the last paragraph of this section.

7. We note your second offer condition at the third bullet regarding any event or events occurring that "in [your] reasonable judgment, would or is reasonably likely to directly or indirectly materially and adversely affect you or your subsidiaries` business, condition (financial or otherwise,) income, operations or prospects. . . ." Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by conditions other than financial, so that security holders will have the ability to objectively determine whether the condition has been triggered.

8. We reference the first sentence of your sixth offer condition. Please refer to the comment above and make the corresponding revision to condition number six. Further, describe what you mean by any change occurring or threatened in your "stock ownership" that is contemplated. Finally, tell us why it is appropriate that you may make such offer condition based on a "threatened" change as contemplated by this condition. Please revise this condition to specify or generally describe what you mean so that security holders will have the ability to objectively determine whether the condition has been triggered.

Source and Amount of Funds, page 26

9. We note that you expect to repay the $150 million of borrowing under the bridge facility from $150 million of "alternative debt financing." Such alternative debt financing appears to be indirect borrowed funds for the purpose of the transaction, as contemplated by Item 1007(d) of Regulation M-A. Please provide the information required by this item.

Certain Information Concerning Us, page 29

10. We note that you incorporate the financial statements by reference. Please clearly identify the information incorporated by page, paragraph, caption or otherwise. Please see Instruction
3 to Item 10 of Schedule TO.

Fees and Expenses, page 38

11. Please tell us if you will pay a fee to the dealer manager based on the number of shares tendered. We object to fees paid to a dealer manager based on tenders of subject securities it holds for its own account. See Rule 13e-4(f)(8)(ii). Please indicate whether you intend to pay fees under those circumstances. If you do not, indicate how you will ensure that. For example, what mechanism will you use to determine who holds the tendered securities when calculating the fee owed to Banc of America Securities LLC?

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.Since the Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


						Very truly yours,


						Celeste M. Murphy
						Special Counsel
						Office of Mergers & Acquisitions